Exhibit 99.1
YINGLI GREEN ENERGY ANNOUNCES CHANGES
TO THE BOARD OF DIRECTORS
BAODING, China — April 1, 2009 — Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), one of the world’s leading vertically integrated photovoltaic (“PV”) product manufacturers, today announced the appointment of Mr. Zongwei Li to its board of directors and Professor Ming Huang to the board’s audit committee and the resignation from the board of Mr. George Jian Chuang.
Mr. Zongwei Li is the chief financial officer of the Company. Prior to joining Yingli Green Energy in November 2006, Mr. Li served as senior audit manager and audit manager at the accounting firm of PricewaterhouseCoopers for eleven years. He graduated from the mechanical engineering department of Shanghai Institute of Technology and the international finance and insurance department of Shanghai Institute of Business and Administration. Mr. Li received his master’s degree in business administration from Olin School of Business of Washington University and is a member of The Chinese Institute of Certified Public Accountants.
Professor Ming Huang has been a director of the Company since August 2008. Professor Huang serves as a professor of finance at Johnson Graduate School of Management at Cornell University and at Cheung Kong Graduate School of Business in China, and is also Dean of the School of Finance at Shanghai University of Finance and Economics. Professor Huang received a bachelor’s degree in physics from Beijing University, a doctorate degree in theoretical physics from Cornell University and a doctorate degree in finance from Stanford University.
“Zongwei has been an invaluable leader of the management team. With the added responsibilities in his new position, we expect Zongwei to play an even more important role in the Company’s business management and operations,” commented Mr. Liansheng Miao, Chairman and Chief Executive Officer of Yingli Green Energy. “As a widely respected finance professor, we believe Professor Huang will further strengthen our financial planning and corporate governance as a member of the audit committee,” Mr. Miao continued.
Mr. George Jian Chuang resigned from the board to focus on other professional endeavors.
“On behalf of the board and the Company, I would like to express our sincere gratitude to Mr. Chuang for his long-term support and dedicated service to the Company,” commented Mr. Liansheng Miao.
About Yingli Green Energy
Yingli Green Energy Holding Company Limited is one of the world’s leading vertically integrated PV product manufacturers. Through Baoding Tianwei Yingli New Energy Resources Co., Ltd., an operating subsidiary of the Company, Yingli Green Energy designs, manufactures and sells PV modules and designs, assembles, sells and installs PV systems that are connected to an electricity transmission grid or operate on a stand-alone basis. With 400 MW of total annual production capacity in each of polysilicon ingots and wafers, PV cells and PV modules, Yingli Green Energy is currently one of the largest manufacturers of PV products in the world as measured by annual production capacity. Additionally, Yingli Green Energy is one of a limited number of large-scale PV companies in the world to have adopted a vertically integrated business model. Through its wholly owned subsidiary, Yingli Energy (China) Co., Ltd., Yingli Green Energy currently plans to expand annual production capacity of polysilicon ingots and wafers, PV cells and PV modules to 600 MW in the third quarter of 2009. The Company, through Fine Silicon Co., Ltd., its wholly owned subsidiary, also plans to begin production of solar-grade polysilicon in the second half of 2009. Yingli Green Energy sells PV modules under its own brand name, Yingli Solar, to PV system integrators and distributors located in various markets around the world, including Germany, Spain, Italy, South Korea, Belgium, France, China and the United States. For more information, please visit www.yinglisolar.com.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
For further information, please contact:
In China:
Qing Miao
Director, Investor Relations
Yingli Green Energy Holding Company Limited
Tel: +86-312-3100-502
Email: ir@yinglisolar.com
Courtney Shike
Brunswick Group LLC
Tel: +86-10-6566-2256
Email: yingli@brunswickgroup.com
In the United States:
Susan Stillings
Brunswick Group LLC
Tel: +1-212-333-3810
Email: sstillings@brunswickgroup.com

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